Pricing supplement To prospectus dated October 10, 2006, prospectus supplement dated November 13, 2006, underlying supplement No. 17 dated August 11, 2008 and product supplement C dated July 15, 2008	Pricing supplement No. 481C Registration Statement No. 333-137902 Dated August 15, 2008 Rule 424(b)(2)

Deutsche Bank AG

Structured Investments	Deutsche Bank $1,400,000 98% Principal Protected Dual Directional Barrier Notes Linked to the S&P 500® Index due August 12, 2009

General

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The notes are designed for investors who seek exposure to any moderate appreciation or depreciation of the S&P 500® Index from the pricing date to the final valuation date. Investors should be willing to forgo interest and dividend payments, and receive a return of -2% if the S&P 500® Index ends at the same level at which it starts or appreciates or depreciates by more than 19.90% during the term of the notes, while seeking partial principal protection at maturity (2% of your principal is at risk).

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing August 12, 2009†.
•	Minimum purchase of $20,000. Minimum denominations of $1,000 and integral multiples thereof.
•	The notes priced on August 15, 2008 (the “pricing date”) and are expected to settle on August 20, 2008.

Key Terms

Issuer:	Deutsche Bank AG, London Branch
Index:	The S&P 500® Index (the “Index”). For more information on the Index, see “The S&P 500® Index” in the accompanying underlying supplement.
Payment at Maturity:	At maturity, you will receive a cash payment for each $1,000 principal amount note of $980 plus the Additional Amount, which may be zero.
Additional Amount:

If a Barrier Event has not occurred during the Observation Period, the Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Absolute Index Return. The Additional Amount will not be less than zero.

If a Barrier Event has occurred during the Observation Period, the Additional Amount will equal zero.

Barrier Event:	A Barrier Event occurs if, on any trading day during the Observation Period, the Index closing level is greater than the Upper Barrier OR less than the Lower Barrier.
Upper Barrier:	1,556.54, which is 119.90% of the Starting Index Level.
Lower Barrier:	1,039.86, which is 80.10% of the Starting Index Level.
Observation Period:	The period of trading days on which there is no market disruption event with respect to the Index commencing on (and including) the pricing date to (and including) the Final Valuation Date.
Maximum Return:	17.90% per $1,000 principal amount note.
Absolute Index Return:	The absolute value of:
Ending Index Level – Starting Index Level
Starting Index Level
For example, an index return of -10% will equal a 10% Absolute Index Return.
Starting Index Level:	1,298.20, the Index closing level on the pricing date.
Ending Index Level:	The Index closing level on the Final Valuation Date.
Final Valuation Date†:	August 7, 2009
Maturity Date†:	August 12, 2009
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	2515A0 RZ 8
†	Subject to postponement in the event of a market disruption event as described in the accompanying product supplement.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 4 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, the underlying supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Issuer
Per note	$1,000.00	$10.00	$990.00
Total	$1,400,000.00	$14,000.00	$1,386,000.00
(1)	Certain fiduciary accounts will pay a purchase price of $990 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2)	JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. will act as placement agents for the notes and will receive a fee from the Issuer that would not exceed $10 per $1,000 face amount of notes, but will forgo any fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents received from accounts other than such fiduciary accounts.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$1,400,000.00	$55.02

JPMorgan

Placement Agent

August 15, 2008

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part, and the more detailed information contained in product supplement C dated July 15, 2008 and underlying supplement No. 17. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement C dated July 15, 2008:

http://www.sec.gov/Archives/edgar/data/1159508/000119312508151136/d424b21.pdf

Underlying supplement No. 17 dated August 11, 2008:

http://www.sec.gov/Archives/edgar/data/1159508/000119312508173702/d424b2.htm

Prospectus supplement dated November 13, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

Prospectus dated October 10, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The table below illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 note principal amount for a hypothetical range of performance for the Index Return from -100% to +100% and assumes a hypothetical Starting Index Level of 1,305.00, an Upper Barrier of 119.90% and a Lower Barrier of 80.10%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

		The Index Never Closes Outside Upper or Lower Barriers			The Index Closes Outside Upper or Lower Barriers
Ending Index Level	Index Return	Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note (%)	Additional Amount at Maturity ($)	Payment at Maturity ($)	Return on Note (%)
2,610.00	100.00%	N/A	N/A	N/A	$0.00	$980.00	-2.00%
2,283.75	75.00%	N/A	N/A	N/A	$0.00	$980.00	-2.00%
1,957.50	50.00%	N/A	N/A	N/A	$0.00	$980.00	-2.00%
1,566.00	20.00%	N/A	N/A	N/A	$0.00	$980.00	-2.00%
1,564.70	19.90%	$199.00	$1,179.00	17.90%	$0.00	$980.00	-2.00%
1,461.60	12.00%	$120.00	$1,100.00	10.00%	$0.00	$980.00	-2.00%
1,331.10	2.00%	$20.00	$1,000.00	0.00%	$0.00	$980.00	-2.00%
1,318.05	1.00%	$10.00	$990.00	-1.00%	$0.00	$980.00	-2.00%
1,305.00	0.00%	$0.00	$980.00	-2.00%	$0.00	$980.00	-2.00%
1,291.95	-1.00%	$10.00	$990.00	-1.00%	$0.00	$980.00	-2.00%
1,278.90	-2.00%	$20.00	$1,000.00	0.00%	$0.00	$980.00	-2.00%
1,148.40	-12.00%	$120.00	$1,100.00	10.00%	$0.00	$980.00	-2.00%
1,045.31	-19.90%	$199.00	$1,179.00	17.90%	$0.00	$980.00	-2.00%
1,044.00	-20.00%	N/A	N/A	N/A	$0.00	$980.00	-2.00%
652.50	-50.00%	N/A	N/A	N/A	$0.00	$980.00	-2.00%
326.25	-75.00%	N/A	N/A	N/A	$0.00	$980.00	-2.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases by 12% from the Starting Index Level of 1,305.00 to an Ending Index Level of 1,461.60, and the Index closing level never exceeds the Upper Barrier or falls below the Lower Barrier on any single day during the Observation Period. Because the Index closing level never exceeds the Upper Barrier or falls below the Lower Barrier, the Additional Amount is equal to $120, and the final payment at maturity is equal to $1,100 per $1,000 note principal amount, representing a total return of 10% on the notes.

Payment at maturity per $1,000 note principal amount = $980.00 + Absolute value of

($1,000 x [(1,461.60 – 1,305.00)/1,305.00]) = $1,100

Example 2: The level of the Index decreases by 19.90% from the Starting Index Level of 1,305.00 to an Ending Index Level of 1,045.31, and the Index closing level never exceeds the Upper Barrier or falls below the Lower Barrier on any trading day during the Observation Period. Because the Index closing level never exceeds the Upper Barrier or falls below the Lower Barrier, the Additional Amount is equal to $199.00, and the final payment at maturity is equal to $1,179.00 per $1,000 note principal amount, representing a total return of 17.90%, the maximum return on the notes.

Payment at maturity per $1,000 note principal amount = $980.00 + Absolute value of ($1,000 x [(1,045.31 – 1,305.00)/1,305.00]) = $1,179.00

Example 3: The level of the Index closes above the Upper Barrier on at least one day during the Observation Period and ultimately increases by 20% from the Starting Index Level of 1,305.00 to an Ending Index Level of 1,566.00. Because the level of the Index has closed above the Upper Barrier, the Additional Amount is equal to $0, and the final payment at maturity is equal to $980 per $1,000 note principal amount regardless of the Index Ending Level.

Payment at maturity per $1,000 note principal amount = $980+ $0 = $980

Example 4: The level of the Index closes below the Lower Barrier on at least one day during the Observation Period and ultimately decreases by 20% from the Starting Index Level of 1,305.00 to an Ending Index Level of 1,044.00. Because the level of the Index has closed below the Lower Barrier, the Additional Amount is equal to $0, and the final payment at maturity is equal to $980 per $1,000 note principal amount regardless of the Index Ending Level.

Selected Purchase Considerations

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PARTIAL PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 98% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. You should be willing to lose up to 2% of your initial investment. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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APPRECIATION POTENTIAL EVEN IF THE INDEX RETURN IS NEGATIVE — If the closing level of the Index is less than or equal to the Upper Barrier AND greater than or equal to the Lower Barrier on every trading day during the Observation Period, for each $1,000 principal amount note, you will receive at maturity $980 plus a payment equal to $1,000 x the Absolute Index Return, up to the Maximum Return of 17.90%. Because the Absolute Index Return is based on the absolute value of the change from the Starting Index Level to the Ending Index Level, if a Barrier Event has not occurred, you may earn a positive return on the notes even if the Ending Index Level is less than the Starting Index Level.

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TREATED AS SHORT TERM DEBT OBLIGATIONS — In the opinion of Davis Polk & Wardwell, our special tax counsel, the notes should be treated for U.S. federal income tax purposes as short-term debt obligations, with consequences as set forth in the section of the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.” No statutory, judicial or administrative authority directly addresses the treatment of the notes or similar instruments for U.S. federal income tax purposes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). As a result, certain aspects of the tax treatment of an investment in the notes are uncertain.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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MARKET RISK — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether a Barrier Event occurs and, if not, the absolute value of the change in the Index. YOU WILL RECEIVE NO MORE THAN 98% OF THE PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE ABSOLUTE INDEX RETURN IS ZERO OR IF THE INDEX CLOSING LEVEL ON ANY TRADING DAY DURING THE OBSERVATION PERIOD IS GREATER THAN THE UPPER BARRIER OR LESS THAN THE

LOWER BARRIER. TO RECEIVE BACK YOUR FULL INITIAL INVESTMENT, NO BARRIER EVENT CAN OCCUR AND THE ENDING INDEX LEVEL MUST BE AT LEAST 2% ABOVE OR BELOW THE STARTING INDEX LEVEL.

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THE NOTES MIGHT NOT PAY MORE THAN 98% OF THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the equity securities tracked by the Index or contracts related to the Index. If the closing level of the Index is greater than the Upper Barrier or is less than the Lower Barrier on any trading day during the Observation Period, the Additional Amount will be zero. This will be true even if the closing level of the Index is greater than the Upper Barrier or less than the Lower Barrier at some time during the term of the notes but falls between the Upper Barrier and Lower Barrier on the Final Valuation Date.

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THE DUAL BARRIER CHARACTERISTIC OF THE NOTES MAY LIMIT RETURNS — Your investment in the notes may not perform as well as an investment in a security with a return that is based solely on the performance of the Index. Your ability to participate in the appreciation and depreciation of the Index may be limited by the “Barrier Event” feature of the notes. In the event that the Index closing level exceeds the Upper Barrier or is below the Lower Barrier on any trading day during the Observation Period, the total cash payment for each $1,000 principal amount note will be only $980. Under these circumstances, your return will not reflect any increase or decrease in the Ending Index Level, as compared to the Starting Index Level and you lose money on your initial investment.

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THE MAXIMUM RETURN ON AN INVESTMENT IN THE NOTES IS 17.90% AT MATURITY — Regardless of whether the Ending Index Level is greater than or less than the Starting Index Level, if a Barrier Event does not occur, for each $1,000 principal amount note you will receive $980 plus an Additional Amount that will not exceed $199.00, regardless of the appreciation or depreciation in the Index, which may be significant. This will result in a Maximum Return of $1,179.00, or 17.90%, per $1000 principal amount note.

•	THE NOTES DO NOT PAY INTEREST – Unlike ordinary debt securities, the notes do not pay interest and do not guarantee the full return of your principal at maturity.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank (or its affiliates) will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

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NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks tracked by the S&P 500® Index would have.

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LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank (or its affiliates) is willing to buy the notes.

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POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the level of the Index on any day and whether a Barrier Event has occurred, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;
•	the time to maturity of the notes;
•	the dividend rate on the common stocks tracked by the Index;
•	interest and yield rates in the market generally;
•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates. The hedging or trading activities of our affiliates on or prior to the pricing date and during the Observation Period (including on the Final Valuation Date) could adversely affect the value of the Index and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the daily Index closing levels from January 2, 2003 through August 15, 2008. The Index closing level on August 15, 2008 was 1,298.20. We obtained the Index closing levels below from Bloomberg Financial Markets, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The price source for determining the Ending Index Level will be the Bloomberg page “SPX” or any successor page.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any trading day during the Observation Period, including on the Final Valuation Date. We cannot give you assurance that the performance of the Index will result in a return in excess of your initial investment.

S&P 500® Index

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

For further information on the S&P 500® Index, see “The S&P Indices – The S&P 500® Index” in the accompanying underlying supplement.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. will act as placement agents for the notes and will receive a fee from the Issuer that would not exceed $10 per $1,000 face amount of notes, but will forgo any fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents received from accounts other than such fiduciary accounts.